Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Roth CH Acquisition II Co. (the “Company”) on Form S-1 of our report dated September 11, 2020, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Roth CH Acquisition II Co. (formerly known as Roth Acquisition I Co.) as of December 31, 2019 and for the period from February 13, 2019 (inception) through December 31, 2019, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

November 24, 2020